

Mail Stop 3561

April 7, 2016

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346

> **Re: Cotiviti Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 29, 2016**
> **CIK No. 0001657197**

Dear Mr. Williams:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2016 letter.

Summary Historical Consolidated Financial and Other Data, page 12

1. We note your response to comment 3 and the disclosure in footnote (1) to unaudited pro forma earnings per share data. Please revise to make the computation of pro forma earnings per share transparent to investors. In doing so, please quantify the applicable adjustments to earnings in the footnote and note the following:

- The denominator in computing pro forma earnings per share data should include only those common shares whose proceeds are being reflected in pro forma adjustments in pro forma earnings, such as proceeds used for debt repayment;

- Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share data; and

- The vesting of stock options as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering and the stock-based compensation expense and related tax effects resulting therefrom should not be included in pro forma earnings since the adjustment is not expected to have a continuing impact.

    Please refer to Article 11 of Regulation S-X.

Note 21. Selected Quarterly Financial Data (unaudited), page F-39

2. Please revise to include per share data for each full quarter. In addition, please describe the effect of unusual or infrequently occurring items recognized in each quarter, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of each quarter. Refer to Item 302 of Regulation S-K.

    You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3264 with any other questions.

                                            Sincerely,

                                            /s/ Lilyanna Peyser for

                                            Mara L. Ransom
                                            Assistant Director
                                            Office of Consumer Products

cc: Alexander D. Lynch, Esq.